FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of February 2, 2006

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

Date: February 2, 2006	By:	/s/ WALKER BOYD
	Name:	Walker Boyd
	Title:	Group Finance Director

Signet Group plc (LSE: SIG and NYSE: SIG)

Embargoed until 12.30 p.m. (GMT)	2 February 2006

SIGNET’S FOURTH QUARTER LIKE FOR LIKE SALES UP 1.8%

Signet Group plc (LSE: SIG and NYSE: SIG), the world’s largest speciality retail jeweller, today announced its sales performance for the 13 weeks and year ended 28 January 2006.

13 WEEKS TO 28 JANUARY 2006

Group sales increased by 12.8% to £719.1 million in the 13 weeks to 28 January 2006 (2004/05: £637.5 million, see Note 1); at constant exchange rates (see Note 2) sales were up by 5.5%. Like for like sales rose by 1.8%.

	Sales		Change on Previous Year
	£m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	523.1	72.7	23.2%	11.6%	6.4%
UK	196.0	27.3	-8.0%	-8.0%	-8.6	%(a)
GROUP	719.1	100.0	12.8%	5.5%	1.8%

(a)	H.Samuel like for like sales were down by 8.8% and Ernest Jones by 8.4%.

Sales figures in this announcement have been reported using International Financial Reporting Standards (“IFRS”). A reconciliation to the previously announced figures for the 13 weeks to 29 January 2005 is set out in Note 1. There is no material impact on like for like sales figures.

52 WEEKS TO 28 JANUARY 2006

Group sales increased by 8.5% to £1,752.4 million in the 52 weeks to 28 January 2006 (2004/05: £1,615.5 million, see Note 1); at constant exchange rates sales were up by 6.1% (see Note 2), the US dollar having strengthened from $1.86/£1 to $1.80/£1. Group like for like sales rose by 2.4%.

	Sales		Change on Previous Year
	£m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	1,282.7	73.2	15.8%	12.1%	7.1%
UK	469.7	26.8	-7.5%	-7.5%	-8.2	%(b)
GROUP	1,752.4	100.0	8.5%	6.1%	2.4%

(b)	H.Samuel like for like sales were down by 8.7% and Ernest Jones by 7.5%.

A reconciliation to the previously announced figures for the 52 weeks to 29 January 2005 is set out in Note 1.

Terry Burman, Group Chief Executive, commented, “In the fourth quarter, the US business again significantly outperformed its main competition with like for like sales up by 6.4%. In the UK, trading conditions remained difficult and like for like sales declined by 8.6%.

For the year as a whole, the Group benefited from a combination of strong space and like for like sales growth in the United States which more than offset the effect of the trading environment in the UK.”

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
	Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700

	Mike Smith, Brunswick	+44 (0) 20 7404 5959
	Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,814 speciality retail jewellery stores at 28 January 2006; these included 1,221 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At the same date Signet also operated 593 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

Note 1 – Prior period restatement

Group sales have been restated to reflect changes in accounting standards. Set out below is a reconciliation of sales for the 13 weeks and for the 52 weeks to 29 January 2005:

13 weeks to 29 January 2005	US	UK	Group
	£m	£m	£m
As previously reported under UK GAAP	434.8	215.8	650.6
US extended service agreements restated(1)	2.3	—	2.3

Sales restated under UK GAAP	437.1	215.8	652.9

IFRS adjustments:
US insurance income	2.7	—	2.7
Voucher promotions	(11.9)	—	(11.9)
Movement in returns provision	(3.4)	—	(3.4)
UK warranty sales	—	(2.8)	(2.8)

Sales in accordance with IFRS	424.5	213.0	637.5

52 weeks to 29 January 2005	US	UK	Group
	£m	£m	£m
As previously reported under UK GAAP	1,100.0	514.4	1,614.4
US extended service agreements restated(1)	—	—	—

Sales restated under UK GAAP	1,100.0	514.4	1,614.4

IFRS adjustments:
US insurance income	10.4	—	10.4
Voucher promotions	(2.2)	—	(2.2)
Movement in returns provision	(0.4)	—	(0.4)
UK warranty sales	—	(6.7)	(6.7)

Sales in accordance with IFRS	1,107.8	507.7	1,615.5

(1)	Following the adoption of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ for the 52 weeks ended 29 January 2005.

Note 2 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales growth at constant exchange rates is shown below.

13 weeks to 28 January 2006	13 weeks to 28 January 2006 as reported	13 weeks to 29 January 2005 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non- GAAP)	Growth at constant exchange rates (non- GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	196.0	213.0	(8.0)	—	213.0	(8.0)
US	523.1	424.5	23.2	44.4	468.9	11.6

	719.1	637.5	12.8	44.4	681.9	5.5

52 weeks to 28 January 2006	52 weeks to 28 January 2006 as reported	52 weeks to 29 January 2005 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non- GAAP)	Growth at constant exchange rates (non- GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	469.7	507.7	(7.5)	—	507.7	(7.5)
US	1,282.7	1,107.8	15.8	36.9	1,144.7	12.1

	1,752.4	1,615.5	8.5	36.9	1,652.4	6.1

The Preliminary Results for the 52 weeks ended 28 January 2006 are expected to be announced at 12.30 p.m. BST on Tuesday 4 April 2006. On that day there will be an analysts’ presentation at 2.00 p.m. BST (9.00 a.m. Eastern Time and 6.00 a.m. Pacific Time) and simultaneous audio and video webcasts available at www.signetgroupplc.com. The dial-in details for the presentation are:

UK dial-in:	+44 (0) 20 7365 1834
US dial-in:	+1 718 354 1171

UK 48hr. replay:	+44 (0) 20 7784 1024	Pass code:	8440161#
US 48hr. replay:	+1 718 354 1112	Pass code:	8440161#

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2004/05 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 3, 2005 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.